SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pursuant to article 12 of CVM Rule 358/02, we are sending the notice to the market from Wellington Management, referring to the interest corresponding to preferred shares of TAM S.A.

NOTICE TO THE MARKET

Wellington Management Company, LLP ("Wellington Management"), a limited liability partnership validly existing under the laws of the Commonwealth of Massachusetts, USA, headquartered at 75 State Street, Boston, Massachusetts, 02109, USA, hereby informs Tam S.A. (the "Company"), for the purposes of compliance with Section 12 of CVM Ruling 385/02, as amended by CVM Ruling 449/07.

Wellington Management is registered as an investment adviser with the United States Securities and Exchange Commission under section 203 of the Investment Advisors Act of 1940, as amended and acts as discretionary investment manger on behalf of various separate accounts (the "Accounts"), that hold an interest in shares of the Company. The Accounts do not act as a group nor do they act in concert with respect to the interest in shares. Wellington Management acquired the interests in shares for the Accounts in its capacity as discretionary investment manager to, and solely for the benefit of, the Accounts, and the interests were acquired solely for investment purposes. The shares are registered in the name of the Accounts according to their respective holdings.

Wellington Management, as the discretionary investment manger of the Accounts, hereby informs, that as of January 6, 2010, the Accounts hold, in the aggregate, a total of 4,963,130 ADR shares, which on a converted basis, is equal to 4,963,130 preferred shares issues by the Company. This represents 4.94% of the preferred shares outstanding.

Please contact me if you have any questions, or require any additional information.

Regards,

Erin L. Balestrino
Legal and Compliance
Wellington Management Company, LLP
75 State Street
Boston, MA 02109

Líbano Miranda Barroso Investor Relations Officer

TAM S/A
AV. Jurandir, 856 – Lote 4 – Jardim Ceci
CEP: 04072-000 São Paulo - SP

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 07, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.